NEWS RELEASE

EMX Royalty Options Two Arizona Copper Projects and One Idaho Gold Project to Zacapa Resources

Vancouver, British Columbia, March 24, 2021 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution, by its wholly-owned subsidiary Bronco Creek Exploration Inc., of an exploration and option agreement (the "Agreement") for the Red Top, Ripsey West, and Miller Mountain projects (the "Project" or "Projects") in North America with Zaya Resources, Ltd. ("Zaya"), a wholly-owned subsidiary of Zacapa Resources Ltd. ("Zacapa"), a privately held British Columbia corporation. The Red Top and Ripsey West Projects occur in central Arizona's Laramide copper belt, and the Miller Mountain Project is located within the regionally mineralized Trans-Challis fault zone of west-central Idaho.  The Agreement provides EMX with a 9.9% equity interest in Zacapa, a 2.50% production royalty for Red Top and Ripsey West, a 3.5% production royalty for Miller Mountain, and for each Project advance royalty and milestone payments.

These projects exemplify the royalty generation aspect of EMX's business model, which focuses on acquiring properties in highly prospective mineral belts, often in the "shadows of headframes", and adds value through early stage field work and innovative geologic targeting.  EMX acquired the projects through the staking of open ground after recognizing overlooked opportunities in districts with historical exploration that may have not have fit the exploration or development criteria of the time. The projects all lie in the vicinity of past producing mines, or current development or operational mining projects. The application by EMX geologists of previously underappreciated or underapplied concepts, such as post-mineral faulting and tilting of mineralized systems, has illuminated these new targets in old districts.

Commercial Terms Overview:  Pursuant to the Agreement, Zaya holds an option to acquire a 100% interest in each of the Projects subject to the following (all dollar amounts in USD):

  Issuance of 9.9% of the outstanding shares of Zacapa to EMX and reimbursement of EMX's acquisition and holding costs upon signing;

  Zacapa raising a minimum of $3,000,000 of exploration capital and completing a successful IPO before the third anniversary of the Agreement.  EMX will maintain a non-dilution right through $3,000,000 of capital raises whereby Zacapa will issue additional shares to EMX to maintain its 9.9% equity position at no cost to EMX; and

  Zacapa making annual advance royalty ("AAR") payments for each Project to EMX beginning with $20,000 on the latter of the issuance of drill permits, or the second anniversary of the Agreement, and increasing $10,000 each year to a cap of $75,000 per year.

Upon Zaya's exercise of the option:

  EMX will be granted a royalty of 2.5% of the Production Returns for the Red Top and Ripsey West Projects and a royalty of 3.5% of the Production Returns at Miller Mountain Project; and

  EMX will continue to receive AAR payments with respect to each Project.

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Milestone payments are due to EMX with respect to each Project, whether the milestones are achieved during the option period, or after exercise of the option, in the amounts of:

  $200,000 upon completion of a preliminary economic assessment (PEA);

  $1,000,000 upon the earlier of completion of a prefeasibility study (PFS) or feasibility study (FS); and

  $1,000,000 upon a positive development decision.

Zacapa has the option to purchase a total of 0.5% from each of the Red Top and Ripsey West Project's Royalty and 1.0% of the Miller Mountain Project Royalty for a total of $2,000,000 per Royalty buyback prior to the eighth anniversary of the Agreement.

EMX will have a preemptive right to participate in future financings to maintain its 9.9% equity interest as long as it holds a minimum 5% of the issued and outstanding shares of Zacapa.

Project Overviews

Red Top and Ripsey West Porphyry Cu-Mo Projects, Arizona. The Red Top and Ripsey West Projects lie in the vicinity of several significant mines and large copper deposits, including Resolution and Superior East (Rio-Tinto/BHP Billiton), Pinto Valley (Capstone Mining), Carlota (KGHM International), Ray (ASARCO), and Florence (Taseko).  The Red Top Project is located in the Superior Mining District, eight kilometers northwest of the Resolution development project, and ten to twelve kilometers from the Carlota and Pinto Valley mining operations.  The Ripsey West Project occurs in the Ripsey Mining District, and is centrally located relative to several important porphyry copper deposits, including the Ray mine (twenty kilometers northeast) and the Florence deposit.

The Red Top Project is comprised of 192 unpatented mining claims covering over 3,583 acres.  Red Top exhibits porphyry style alteration across a broad area, with locally intense alteration spanning several hundred meters that is associated with anomalous base metals mineralization.  These intensely altered areas of quartz-sericite, as well as zones of pyrophyllite+illite ±dickite, are analogous to assemblages associated with mineralization at the upper levels of the Resolution deposit (Manske et al., 2002).  EMX interprets this alteration and mineralization as the expression of the upper levels of a now moderately tilted porphyry system that has only seen limited historical exploration (i.e., no drilling within the target area).  Zacapa and EMX are formalizing plans to drill test the Project in 2021.

The Ripsey West Project is comprised of 95 unpatented mining claims and eight State of Arizona exploration leases covering over 6,477 acres.  Previous exploration, including drilling by Conoco, Bear Creek, Noranda, BHP, and Freeport McMoRan, amongst others, focused on altered and mineralized outcrops hosting a porphyry dike swarm adjacent to EMX's target areas. These outcrops contain distal chlorite-epidote and sericitic-styles of alteration over an area of about four by six kilometers with a central zone of moderate sericitic alteration.  Structurally controlled, strong sericitic alteration and variable copper mineralization occur locally.  Compilation of historical drilling coupled with EMX's structural geologic work led to the recognition that the district is significantly tilted (approximately 90 degrees) and that the area of historical exploration represents a faulted portion of the side of a tilted porphyry copper system. EMX and Zacapa are targeting the fault displaced core of the system that is interpreted to lie to the west of these altered outcrops, under shallow alluvial cover.  Zacapa is planning an initial drill test of the target area in the first half of 2021.

Miller Mountain, Idaho. The Miller Mountain Project is located in west-central Idaho and comprised of 238 unpatented mining claims covering 4,917 acres.  The Project covers a ~7.5 kilometer strike length of Idaho's Trans-Challis fault zone. Miller Mountain hosts both residual and modern day alluvial gold placers, as well as gold-bearing structures composed of tens of meters-wide quartz-sulfide veins and discrete silicified zones associated with weak to moderate sericitic-chloritic alteration.  The Project also hosts historical resources at the Miller and Specimen mines.  These vein and alteration assemblages form two distinct target types: 1) bulk tonnage, disseminated gold mineralization associated with near surface, thin quartz-sulfide veins and silicified zones, and 2) higher-grade quartz vein-hosted gold zones that will be the immediate focus of Zacapa's exploration programs.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
 Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Comments on Exploration Programs, QA/QC Programs, and Nearby or Adjacent Deposits and Mines. The Company's exploration programs have been conducted in accordance with industry standard best practices. EMX conducts routine QA/QC analysis on its exploration samples, including the utilization of certified reference materials, blanks, and duplicate samples.

References to nearby or adjacent mines or analogous deposits provide geologic context for EMX's Projects, but this is not necessarily indicative that EMX's Projects host similar mineralization.

Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX.

For further information contact:

David M. Cole	Scott Close	Isabel Belger
President and Chief Executive Officer	Director of Investor Relations	Investor Relations (Europe)
Phone: (303) 979-6666	Phone: (303) 973-8585	Phone: +49 178 4909039
Dave@emxroyalty.com	SClose@emxroyalty.com	IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2020 (the "MD&A"), and the most recently filed Annual Information Form (the "AIF") for the year ended December 31, 2019, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
 Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com